

Mail Stop 3720

October 25, 2017

Mr. Peiqing Tian
Chief Executive Officer
Four Seasons Education (Cayman) Inc.
5th Floor, Building C Jin'an 610, No 610 Hengfeng Road
Jing'an District, Shanghai
PRC 200070

>   **Re: Four Seasons Education (Cayman) Inc.**
>   **Amendment No. 1 to Registration Statement on Form F-1**
>   **Filed October 20, 2017**
>   **File No. 333-220951**

Dear Mr. Tian:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 13, 2017 letter.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and affiliated entities, which could harm our liquidity and our ability to fund and expand our business., page 32

1.   We note your revisions on page 52. Please also update your risk factor discussion here to include dollar amounts for the loan and contribution figures presented.

Use of Proceeds, page 52

2.   We note your disclosure on page 52 that you expect to use the proceeds of this offering in China in the form of RMB. Please disclose the amount of offering proceeds that you intend to use within China and how you intend to move the funds into China (e.g., capital contribution or loan to the WFOE, loan to the VIE) for the stated purposes set forth in the Use of Proceeds.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Six Months Ended August 31, 2017 Compared to Six Months Ended August 31, 2016, page 80

3.   We note your response to prior comment 1. We also note you have established a network consisting of 33 learning centers as of August 31, 2017. Please discuss, in quantified detail, the increase in the number of learning centers and their impact on cost of revenues in the six months ended August 31, 2017 as compared to the corresponding period in the prior year, and advise us.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser at (202) 551-3778, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications